

March 18, 2020

Martin Mucci
President and Chief Executive Officer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

> **Re: Paychex, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2019**
> **Response dated March 11, 2020**
> **File No. 000-11330**

Dear Mr. Mucci:

We have reviewed your March 11, 2020 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2020 letter.

Form 10-K for the Fiscal Year Ended May 31, 2019

Consolidated Financial Statements
Note B - Service Revenue
Assets Recognized from the Costs to Obtain and Fulfill Contracts, page 55

1. We read your response to comment 2. Please also tell us and disclose your accounting policy for incremental costs of obtaining a contract renewal, including whether a commission paid for a renewal is commensurate with a commission paid on the initial contract, any material differences in the incremental costs capitalized for a contract renewal versus the initial contract and the amortization period for incremental costs capitalized upon obtaining a contract renewal. Refer to ASC 340-40-50-2 and Revenue Recognition Transition Resource Group Memo No. 23.

You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services